EXHIBIT 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the nine months ended January 27, 2012 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 29, 2011, April 30, 2010, April 24, 2009, April 25, 2008, and April 27, 2007 was computed based on Medtronic’s historical consolidated financial information. Note the amounts below include the results from both continuing operations and discontinued operations.

	Nine months ended	Year ended	Year ended	Year ended	Year ended	Year ended
	January 27,	April 29,	April 30,	April 24,	April 25,	April 27,
	2012	2011	2010	2009	2008	2007
Earnings:
Net earnings	$2,626	$3,096	$3,099	$2,070	$2,138	$2,703
Income taxes	512	627	870	370	602	658
Minority interest loss/(income)	6	8	7	1	—	—
Capitalized interest (1)	(3)	(4)	(4)	(5)	(10)	(3)
	$3,141	$3,727	$3,972	$2,436	$2,730	$3,358
Fixed Charges:
Interest expense (2)	$251	$450	$402	$371	$400	$383
Capitalized interest (1)	3	4	4	5	10	3
Amortization of debt issuance costs (3)	12	14	11	15	15	17
Rent interest factor (4)	38	44	46	45	41	34
	$304	$512	$463	$436	$466	$437
Earnings before income taxes and fixed charges	$3,445	$4,239	$4,435	$2,872	$3,196	$3,795
Ratio of earnings to fixed charges	11	8	10	7	7	9

(1) Capitalized interest relates to construction projects in process.

(2) Interest expense consists of interest on indebtedness.

(3) Represents the amortization of debt issuance costs incurred in connection with the Company's registered debt securities. See Note 9 to the current period’s condensed consolidated financial statements for further information regarding the debt securities.

(4) Approximately one-third of rental expense is deemed representative of the interest factor.